Exhibit 99.1

Management’s and Auditors’ Reports

Management’s Report

The consolidated financial statements for the years ended December 31, 2003 and 2002, are the responsibility of the management of Cascades Inc., and have been reviewed by the Audit Committee and approved by the Board of Directors. They were prepared in accordance with accounting principles generally accepted in Canada and include some amounts, which are based on management’s estimates and judgement. Management is also responsible for all other information included in this Annual Report and for ensuring that this information is consistent with the Company’s consolidated financial statements and business activities.

The Management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Such internal controls systems are designed to provide reasonable assurance on the reliability of the financial information and the safeguarding of assets.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of outside independent directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

(signed)	(signed)
Alain Lemaire	André Belzile
President and Chief Executive Officer	Vice-President and Chief Financial Officer
Kingsey Falls, Canada	Kingsey Falls, Canada
February 25, 2004	February 25, 2004

Auditors’ Report to the Shareholders of Cascades Inc.

We have audited the consolidated balance sheets of Cascades Inc. (the “Company”) as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Montréal, Canada
February 25, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

As at December 31, 2003 and 2002 (in millions of Canadian dollars)	Note	2003	2002
Assets
Current assets
Cash and cash equivalents		27	38
Accounts receivable		494	500
Inventories	4	501	478
		1,022	1,016
Property, plant and equipment	5	1,636	1,604
Other assets	6	186	260
Goodwill	6	83	79
		2,927	2,959
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		43	100
Accounts payable and accrued liabilities		453	483
Current portion of long-term debt	7	18	47
		514	630
Long-term debt	7	1,092	1,048
Other liabilities	8	265	216
Shareholders’ equity
Capital stock	9	264	268
Retained earnings		778	749
Cumulative translation adjustments		14	48
		1,056	1,065
		2,927	2,959

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed)	(signed)
Bernard Lemaire	Robert Chevrier
Director	Director

Consolidated Financial Statements

Consolidated Statements of Retained Earnings

For the three-year period ended December 31, 2003 (in millions of Canadian dollars)	Note		2003	2002	2001
Balance—Beginning of year
As previously reported			749	615	505
Changes in accounting policies	2		—	(21)	(10)
As restated			749	594	495
Net earnings for the year			55	169	109
Dividends on common shares			(13)	(10)	(9)
Dividends on preferred shares			(1)	(1)	(1)
Excess of common share redemption price on their paid-up capital			(2)	(3)	—
Excess of redemption price of preferred shares of a subsidiary on their recorded capital	9(b	)	(10)	—	—
Balance—End of year			778	749	594

Consolidated Statements of Earnings

For the three-year period ended December 31, 2003 (in millions of Canadian dollars, except per share amounts)	Note		2003	2002	2001
Sales			3,449	3,591	3,217
Cost of delivery			222	216	194
Net sales			3,227	3,375	3,023
Cost of sales and expenses
Cost of sales			2,621	2,592	2,325
Selling and administrative expenses			356	359	318
Depreciation and amortization			145	139	132
			3,122	3,090	2,775
Operating income			105	285	248
Interest expense			83	72	86
Foreign exchange loss (gain) on long-term debt			(72)	—	14
Unusual losses (gains)	11		22	4	(7)
			72	209	155
Provision for income taxes	12		14	61	49
Share of results of significantly influenced companies	10		3	(22)	(3)
Share of earnings attributed to non-controlling interests			—	1	—
Net earnings for the year			55	169	109
Basic net earnings per common share	9(e	)	0.66	2.07	1.33
Diluted net earnings per common share	9(e	)	0.66	2.05	1.33
Weighted average number of common shares outstanding during the year			81,720,379	81,482,507	80,927,164

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the three-year period ended December 31, 2003 (in millions of Canadian dollars)	Note		2003	2002	2001
Operating activities
Net earnings for the year			55	169	109
Adjustments for
Depreciation and amortization			145	139	132
Foreign exchange loss (gain) on long-term debt			(72)	—	14
Unusual losses (gains)			22	4	(3)
Future income taxes			(1)	13	2
Share of results of significantly influenced companies			3	(22)	(3)
Share of earnings attributed to non-controlling interests			—	1	—
Others			14	9	(2)
			166	313	249
Changes in non-cash working capital components	13(a	)	(26)	12	65
			140	325	314
Investing activities
Purchases of property, plant and equipment			(122)	(129)	(116)
Other assets			(13)	(21)	(2)
Business acquisitions, net of cash acquired	3(a	)	(31)	(131)	(148)
Business disposal, net of cash disposed	3(b	)	—	4	—
			(166)	(277)	(266)
Financing activities
Bank loans and advances			(61)	—	(16)
Issuance of senior notes, net of related expenses			974	—	—
Change in revolving credit facilities, net of related expenses			155	—	—
Increase in other long-term debt			52	89	53
Payments of other long-term debt			(1,054)	(115)	(82)
Premium paid on redemption of long-term debt			(16)	—	—
Non-controlling interests			—	(7)	(5)
Net proceeds from issuances of shares			2	3	—
Redemption of common shares and preferred shares of a subsidiary			(20)	(3)	—
Dividends			(14)	(11)	(10)
			18	(44)	(60)
Change in cash and cash equivalents during the year			(8)	4	(12)
Translation adjustments on cash and cash equivalents			(3)	3	2
Cash and cash equivalents—Beginning of year			38	31	41
Cash and cash equivalents—End of year			27	38	31

The accompanying notes are an integral part of these consolidated financial statements.

Segmented Information

For the three-year period ended December 31, 2003
(in millions of Canadian dollars)

The Company’s operations are organized into and managed by three segments: packaging products, tissue papers and fine papers. The classification of these operating segments is based on the primary operations of the main subsidiaries and joint ventures of the Company.

The Company analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“Canadian GAAP”); however, chief operating decision-makers use this performance measure for assessing the operating performance of their reportable segments. Earnings for each segment are prepared on the same basis as those of the Company. Intersegment operations are recorded on the same basis as sales to third parties, which is at fair market value.

Net sales of the Company presented by the reportable segments are as follows:

Net sales

	2003	2002	2001
Packaging products
Boxboard
Manufacturing	668	702	660
Converting	284	258	225
Eliminations and others	2	(2)	(31)
	954	958	854
Containerboard(1)
Manufacturing	312	346	347
Converting	457	468	400
Eliminations and others	(191)	(206)	(196)
	578	608	551
Specialty products	458	455	444
Eliminations	(38)	(40)	(24)
	1,952	1,981	1,825
Tissue papers
Manufacturing	584	600	425
Distribution	83	106	105
Eliminations	(23)	(24)	(19)
	644	682	511
Fine papers
Manufacturing	357	416	418
Distribution	409	419	405
Eliminations	(63)	(65)	(77)
	703	770	746
Eliminations	(72)	(58)	(59)
Total	3,227	3,375	3,023

(1)          The Company’s containerboard sub-segment consists entirely of its interest in Norampac Inc. (“Norampac”), a joint venture.

Segmented Information

For the three-year period ended December 31, 2003
(in millions of Canadian dollars)

The operating income before depreciation and amortization and the depreciation and amortization of the Company presented by the reportable segments are as follows:

Operating income before depreciation and amortization and operating income

	2003	2002	2001
Packaging products
Boxboard
Manufacturing	37	79	80
Converting	15	7	8
Others	3	2	(1)
	55	88	87
Containerboard(1)
Manufacturing	18	47	67
Converting	52	50	38
Others	11	9	7
	81	106	112
Specialty products	38	54	49
	174	248	248
Tissue papers
Manufacturing	72	128	86
Distribution	1	8	10
	73	136	96
Fine papers
Manufacturing	(5)	27	18
Distribution	11	10	13
	6	37	31
Corporate	(3)	3	5
Operating income before depreciation and amortization	250	424	380
Depreciation and amortization
Boxboard	(49)	(49)	(47)
Containerboard	(37)	(37)	(35)
Specialty products	(21)	(19)	(20)
Tissue papers	(36)	(32)	(28)
Fine papers	(11)	(11)	(11)
Corporate and eliminations	9	9	9
	(145)	(139)	(132)
Operating income	105	285	248

(1)          The Company’s containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

Segmented Information

For the three-year period ended December 31, 2003
(in millions of Canadian dollars)

Purchases of property, plant and equipment of the Company presented by the reportable segments are as follows:

Purchases of property, plant and equipment

	2003	2002	2001
Packaging products
Boxboard
Manufacturing	19	18	17
Converting	10	7	5
Others	5	3	1
	34	28	23
Containerboard(1)
Manufacturing	14	18	21
Converting	13	10	26
Others	2	—	—
	29	28	47
Specialty products	19	20	20
	82	76	90
Tissue papers
Manufacturing	25	31	16
Distribution	—	—	1
	25	31	17
Fine papers
Manufacturing	7	16	10
Distribution	1	1	1
Others	2	—	—
	10	17	11
Corporate	5	5	4
Total	122	129	122

(1)          The Company’s containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

Segmented Information

For the three-year period ended December 31, 2003
(in millions of Canadian dollars)

Identifiable assets and goodwill of the Company presented by the reportable segments are as follows:

Identifiable assets

	2003	2002
Packaging products
Boxboard	946	829
Containerboard(1)	717	746
Specialty products	390	389
	2,053	1,964
Tissue papers	546	609
Fine papers	363	371
Corporate	114	84
Consolidation revaluation(2)	(192)	(205)
Intersegment eliminations	(51)	(48)
	2,833	2,775
Investments	94	184
Total assets	2,927	2,959

Goodwill

	2003	2002
Packaging products
Boxboard	5	—
Containerboard(1)	99	101
Specialty products	7	7
	111	108
Tissue papers	10	10
Fine papers	4	4
Consolidation revaluation(2)	(42)	(43)
Total	83	79

(1)          The Company’s containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

(2)          Consolidation revaluation includes adjustments of assets resulting from business acquisitions. It also includes the required adjustments resulting from the creation of Norampac, consisting mainly of reduction in property, plant and equipment and goodwill. The following table details the components of the consolidation revaluation relating to identifiable assets:

	2003	2002
Privatization of subsidiaries(a)	(48)	(52)
Creation of Norampac(b)	(80)	(85)
Creation of Norampac(c)	(50)	(55)
Other	(14)	(13)
	(192)	(205)

(a)          Represents the impact of the privatization of certain subsidiaries of the Company on December 31, 2000. The adjustment also reflects the accounting impact of the privatization of Cascades S.A. in 2002.

(b)         With respect to the creation of Norampac, the assets and liabilities that were contributed by the Company and Domtar Inc., the Company’s joint venture partner in Norampac, were recorded at their fair market value. However, upon proportionate consolidation of the joint venture, the Company reduced its portion of the contributed assets and liabilities to their original carrying value.

(c)          A portion of the gain realized on the creation of Norampac was recognized against property, plant and equipment and goodwill. The net book value of the deferred gain allocated against goodwill was $22 million. For the years ended December 31, 2003 and 2002, the net book value of the deferred gain allocated against goodwill was $17 million and $18 million, respectively.

The amounts shown for identifiable assets include a reduction of goodwill for the years ended December 31, 2003 and 2002 amounting to $42 million and $43 million, respectively, which is shown separately in the table above under goodwill.

Segmented Information

For the three-year period ended December 31, 2003
(in millions of Canadian dollars)

Sales, property, plant and equipment and goodwill of the Company presented by the geographic segments are as follows:

	2003	2002	2001
By geographic segment
Sales
Canada
Within Canada	1,660	1,747	1,659
To the United States	540	636	656
Offshore	51	47	47
	2,251	2,430	2,362
United States
Within the United States	614	596	341
To Canada	36	20	9
Offshore	—	2	—
	650	618	350
Europe
Within Europe	461	460	436
To the United States	8	10	10
To other countries	77	71	58
	546	541	504
Mexico	2	2	1
Total	3,449	3,591	3,217

	2003	2002
Property, plant and equipment
Canada	1,013	1,003
United States	399	361
Europe	224	239
Mexico	—	1
Total	1,636	1,604

	2003	2002
Goodwill
Canada	60	58
United States	23	21
Total	83	79

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

1 Accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian GAAP and include the significant accounting policies listed below.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. They also include the portion of the accounts of the joint ventures accounted for through the proportionate consolidation method. Investments in significantly influenced companies are accounted for using the equity method.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the balance sheet date, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the period in which they are known.

Revenue recognition

The Company recognizes its sales when goods are shipped and when the significant risks and benefits of ownership are transferred.

Fair market value of financial instruments

The Company has estimated the fair market value of its financial instruments based on current interest rates, market value and current pricing of financial instruments with similar terms. Unless otherwise disclosed herein, the carrying value of these financial instruments, especially those with current maturities such as cash and cash equivalents, accounts receivable, bank loans and advances, and accounts payable and accrued liabilities, approximates their fair market value.

Derivative financial instruments

The Company uses derivative financial instruments in the management of its foreign currency, commodity and interest rate exposures. Except for certain interest rate swap agreements, the Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange forward contracts   In order to reduce the potential adverse effects of currency fluctuation, the Company enters into various foreign exchange forward contracts. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated sales or purchases denominated in foreign currencies are recognized as an adjustment of the sales or cost of sales when the sale or purchase is recorded.

Commodity contracts   The Company enters into swap and forward contracts whereby it may set the price on notional quantities of certain raw materials or finished goods in order to reduce the potential adverse effects of changes in the cost of its raw materials or in the selling prices of its finished goods. Realized or unrealized gains and losses arising from these contracts are recognized in sales or cost of sales when the sale or purchase of the underlying commodity is recorded.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Interest rate swap agreements   The Company also enters into interest rate swap agreements in order to reduce the impact of fluctuating interest rates on a portion of its long-term debt. These swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates these interest rate swap agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps designated as hedges.

Others   Realized and unrealized gains or losses associated with derivative financial instruments, which have been terminated or cease to be effective prior to maturity, are deferred under current or long-term assets or liabilities and recognized in earnings in the period in which the underlying original hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings.

Derivative financial instruments which are not designated as hedges or have ceased to be effective prior to maturity are recorded at their estimated fair values under current or long-term assets or liabilities with changes in their estimated fair values recorded in earnings. Estimated fair value is determined using pricing models incorporating current market prices and the contractual prices of the underlying instruments, the time value of money and yield curves.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Inventories

Inventories of finished goods are valued at the lower of average production cost and net realizable value. Inventories of raw materials and supplies are valued at the lower of cost and replacement value. Cost of raw materials and supplies is determined using the average cost and the first-in, first-out methods respectively.

Property, plant and equipment, depreciation and amortization

Property, plant and equipment are recorded at cost, including interest incurred during the construction period of certain property, plant and equipment. Depreciation and amortization are calculated on a straight-line basis at annual rates varying from 3% to 5% for buildings, 5% to 10% for machinery and equipment, and 15% to 20% for automotive equipment, determined according to the estimated useful life of each class of property, plant and equipment.

Grants and investment tax credits

Grants and investment tax credits are accounted for using the cost reduction method and are amortized to earnings as a reduction of depreciation and amortization, using the same rates as those used to amortize the related property, plant and equipment.

Other investments

Other investments are recorded at cost except when there is a decline in value which is other than temporary, in which case they are reduced to their estimated net realizable value.

Goodwill

The Company assesses periodically whether a provision for impairment in the value of goodwill is required. This is accomplished mainly by determining whether projected discounted future cash flows exceed the net book value of goodwill of the respective business units. Goodwill is tested for impairment annually on December 31, or when an event or circumstance occurs that could potentially result in a permanent decline in value.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Deferred charges

Deferred charges are recorded at cost and include, in particular, the issuance costs of long-term debt, which are amortized on a straight-line basis over the anticipated period of repayment of the respective debt, and start-up costs which are amortized on a straight-line basis over a period of three to five years from the end of the start-up period.

Environmental costs

Environmental expenditures, including site rehabilitation costs, are expensed or capitalized depending upon their future economic benefit. Expenditures incurred to prevent future environmental contamination are capitalized and amortized on a straight-line basis at annual rates varying from 3% to 10%. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. A provision for environmental costs is recorded when it is probable that a liability has been incurred and the costs can be reasonably estimated.

Employee future benefits

Certain subsidiaries and joint ventures of the Company maintain defined benefit pension plans which provide retirement benefits for certain employees, based upon the length of service and, in certain cases, the final average earnings of the employee. In addition, certain employees, are members of defined contribution pension plans and group registered retirement savings plans (“RRSPs”). The Company and its subsidiaries and joint ventures also provide to their employees complementary retirement benefits and other post-employment benefits, such as group life insurance and medical and dental care plans.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from a plan amendment are amortized on a straight-line basis over the average remaining service period of the group of employees active at the date of the amendment. The excess of the net actuarial gain or loss over the greater of (a) 10% of the benefit obligation at the beginning of the year, and (b) 10% of the fair value of plan assets at the beginning of the year, is amortized over the average remaining service period of active employees.

Income taxes

The Company uses the liability method in accounting for income taxes. According to this method, future income taxes are determined using the difference between the accounting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect in the year in which these temporary differences are expected to be recovered or settled. Future income tax assets are recognized when it is more likely than not that the assets will be realized.

Foreign currency translation

Foreign currency transactions   Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Gains and losses related to the portion of the long-term debt designated as a hedge of the net investment of the Company in self-sustaining operations are recorded in the cumulative translation adjustments. Unrealized gains and losses on translation of other monetary assets and liabilities are reflected in the determination of the net results for the year.

Foreign operations   The Company’s foreign operations are defined as self-sustaining. The assets and liabilities of these operations are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains and losses are deferred and shown as a separate component of shareholders’ equity as cumulative translation adjustments.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Stock-based compensation

The Company applies the fair value method of accounting for stock-based compensation awards granted to officers and key employees. This method consists of recording expenses to earnings based on the vesting period of the options granted. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. When stock options are exercised, any consideration paid by employees is credited to capital stock.

Amounts per common share

Amounts per common share are determined using the weighted average number of common shares outstanding during the year. Diluted amounts per common share are determined using the treasury stock method to evaluate the dilutive effect of stock options, convertible instruments and equivalents, when applicable. Under this method, instruments with a dilutive effect, basically when the average market price of a share for the period exceeds the exercise price, are considered to have been exercised at the beginning of the period and the proceeds received are considered to have been used to redeem common shares of the Company at the average market price for the period.

2 Changes in accounting policies

a) Guarantees

On January 1, 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants (“CICA”) regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral. Note 15(b) provides the required disclosure.

b) Long-lived and discontinued operations

The Company adopted the new guideline of the CICA regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003. This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also sets standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the consolidated financial statements.

c) Goodwill and other intangible assets

The Company adopted the new recommendations of the CICA regarding goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite life are no longer amortized and are tested for impairment annually based on their fair value. Intangible assets with definite useful lives continue to be amortized. However, no ceiling is placed on the useful lives. These definite-life intangible assets are subject to impairment review in accordance with existing standards. Upon adoption of this recommendation, goodwill was tested for impairment as at January 1, 2002. As a result of the tests performed, the Company concluded that no write-down was necessary of goodwill as no impairment existed as at January 1, 2002.

d) Foreign currency translation

On January 1, 2002, the Company adopted retroactively with restatement of the comparative figures the new recommendations of the CICA regarding foreign currency translation. The new recommendations eliminate the deferral and amortization of exchange gains and losses arising from the translation of long-term debt and other similar monetary items. This change resulted in a decrease in other assets and in retained earnings of $21 million as at January 1, 2002 and $10 million as at January 1, 2001. It also resulted in a decrease in net earnings of $11 million ($0.14 per share) for the year ended December 31, 2001.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

e) Stock-based compensation

On January 1, 2002, the Company adopted the new recommendations of the CICA regarding stock-based compensation. Under this new standard, stock options are to be recorded under the fair value method, which consists of recording expenses based on the vesting period of the options granted. In accordance with the transitional provisions of these new recommendations, the Company applied the fair value method to stock options granted to its employees and those of its joint ventures after January 1, 2002.

Accounting pronouncements not yet implemented

f) Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. The current accounting policy will be maintained for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges will continue to be deferred until the hedged item is realized so as to allow matching of the designations in the statement of earnings. When hedging relationships cease, the Company will use the same accounting policies as those used for the year ended December 31, 2003. Hedge accounting will be applied as at January 1, 2004 for hedging relationships existing as at December 31, 2003 that meet the conditions of AcG-13. Hedging relationships existing as at December 31, 2003 that do not meet the conditions of AcG-13 will be recorded at fair value as at January 1, 2004, resulting in an increase in assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million will be deferred and presented under other liabilities on the balance sheet.

g) Asset retirement obligations

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, which will be implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard will not have any significant impact on the financial position or results of operations of the Company.

h) Variable interest entities

In June 2003, the CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities”. The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and the obligation to absorb future losses or the right to receive future returns. Recently, the CICA announced the deferral of the effective date of AcG-15 as it expects to make certain amendments. Previously, AcG-15 was to be effective for interim and annual periods starting on or after January 1, 2004. It is currently expected to be effective for interim and annual periods beginning on or after November 1, 2004. Early adoption is still permitted. The application of this standard will not have any impact on the financial position or results of operations of the Company.

i) Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, which are effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, will no longer be subtracted from sales, but rather will be included in cost of goods sold.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

3 Business acquisitions and disposal

a) Acquisitions

On March 6, 2003, the Company acquired 50% of the assets of La Compagnie Greenfield S.A. in its packaging products group for $0.6 million (€0.3 million). On April 14, 2003, a joint venture of the Company acquired a corrugated products converting plant in its packaging products group, located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $32 million (US$22 million) and is comprised of $20 million (US$14 million) in cash and all the operating assets of its Dallas-Fort Worth, Texas plant valued at $12 million (US$8 million). The Company’s 50% share in the cash portion of the purchase price amounted to $10 million (US$7 million).

On October 1, 2003, the Company increased its investment from 40% to 50% in Dopaco, Inc., a U.S. producer of boxboard packaging for the quick-service restaurant industry, for a consideration of $17 million (US$12.4 million). The balance sheet and results of Dopaco, Inc. are proportionally consolidated since October 1, 2003.

On December 22, 2003, the Company completed the acquisition of all shares in Scierie P. H. Lemay ltée, a Canadian company operating a sawing and a planing plant for a consideration of $3 million. Prior to this transaction, the Company had a 50% holding in the company.

On January 2, 2002, one of the Company’s joint ventures increased its investment in Metro Waste Paper Recovery Inc. (“Metro Waste”), another joint venture, in exchange for assets having a net value of $6 million. On January 21, 2002, one of the Company’s joint ventures acquired Star Leominster in the packaging products segment for $50 million (US$31 million), the Company’s share amounting to $25 million (US$15.5 million). On March 27, 2002, the Company acquired converting operations from American Tissue in the tissue papers segment for an amount of $30 million (US$19 million). On June 14, 2002, the Company completed the acquisition of two manufacturing units of American Tissue for a consideration of $66 million (US$43 million). Other acquisitions and price adjustments on prior transactions amounted to $10 million.

On March 1, 2001, the Company acquired a folding carton plant in the packaging products segment (“Crown Packaging — Boxboard”) from Crown Packaging Ltd. and 428959 B.C. Ltd. for a cash consideration of $11 million. On April 2, 2001, one of the Company’s joint ventures acquired all the assets of a containerboard mill and eight paper recovery plants in the packaging products segment (“Crown Packaging—Containerboard”) from Crown Packaging Ltd. and 428959 B.C. Ltd. for a cash consideration of $50 million, the Company’s share amounting to $25 million. On September 11, 2001, the Company acquired the assets of two production facilities in the tissue paper segment from Plainwell Inc. (“Plainwell”) for a cash consideration of $90 million (US$57 million). On November 12, 2001, one of the Company’s joint ventures acquired all the issued and outstanding shares of Star Corrugated Box Co. (“Star”) in the packaging products segment for a cash consideration of $44 million (US$28 million), the Company’s share amounting to $22 million (US$14 million). With respect to the latter, the joint venture may pay additional consideration of $5 million (US$3 million) if certain specific earnings objectives are met, the Company’s share amounting to $2.5 million (US$1.5 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed resulted in goodwill of $7 million as at December 31, 2003 (2002—$17 million; 2001—$5 million). None of the above-mentioned goodwill is expected to be deductible for tax purposes with the exception of an amount of $4 million as at December 31, 2003.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

	Greenfield	Schenectady	Dopaco	Scierie Lemay
2003	Packaging products	Packaging products	Packaging products	Packaging products	Total
Accounts receivable	—	2	19	4	25
Inventories	2	2	27	9	40
Property, plant and equipment	—	11	107	16	134
Other assets	—	—	10	4	14
Goodwill	—	2	4	1	7
	2	17	167	34	220
Bank loans and advances	—	—	—	(5)	(5)
Accounts payable and accrued liabilities	(1)	(1)	(22)	(6)	(30)
Long-term debt	—	—	(14)	(10)	(24)
Other liabilities	—	—	(32)	(3)	(35)
	1	16	99	10	126
Less: Fair market value of assets exchanged	—	(6)	—	—	(6)
Less: Investments realized in prior years	—	—	(82)	(7)	(89)
Total consideration	1	10	17	3	31

	American Tissue	Star Leominster	Metro Waste	Others
2002	Tissue paper	Packaging products	Packaging products		Total
Accounts receivable	—	3	2	6	11
Inventories	—	2	—	3	5
Property, plant and equipment	92	9	4	13	118
Other assets	4	—	—	—	4
Goodwill	—	15	2	—	17
	96	29	8	22	155
Accounts payable and accrued liabilities	—	(2)	(2)	(3)	(7)
Other liabilities	—	(2)	—	—	(2)
	96	25	6	19	146
Less: Fair market value of assets exchanged	—	—	(6)	—	(6)
Less: Investments realized in prior years	—	—	—	(9)	(9)
Total consideration	96	25	—	10	131

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

	Plainwell	Star	Crown Packaging Boxboard	Crown Packaging Containerboard
2001	Tissue paper	Packaging products	Packaging products	Packaging products	Total
Accounts receivable	16	7	4	5	32
Inventories	16	2	5	4	27
Property, plant and equipment	68	18	5	24	115
Goodwill	—	5	—	—	5
	100	32	14	33	179
Accounts payable and accrued liabilities	(10)	(6)	(3)	(8)	(27)
Other liabilities	—	(4)	—	—	(4)
Total consideration	90	22	11	25	148

b) Disposal

In 2002, the Company sold its retail egg carton operation (packaging products segment) located in Canada for a cash consideration of $4 million.

4 Inventories

	2003	2002
Finished goods	260	257
Raw materials	104	89
Supplies	137	132
	501	478

5 Property, plant and equipment

2003	Cost	Accumulated depreciation and amortization	Net
Lands	53	—	53
Buildings	431	129	302
Machinery and equipment	2,271	1,047	1,224
Automotive equipment	53	40	13
Others	51	7	44
	2,859	1,223	1,636

2002	Cost	Accumulated depreciation and amortization	Net
Lands	54	—	54
Buildings	421	116	305
Machinery and equipment	2,085	896	1,189
Automotive equipment	49	36	13
Others	49	6	43
	2,658	1,054	1,604

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Property, plant and equipment include assets under capital leases with a cost of $13 million and accumulated amortization of $4 million as at December 31, 2003 (2002—$32 million and $16 million respectively). Other property, plant and equipment include items that are not amortized, such as machinery and equipment in the process of installation with a book value of $23 million (2002—$20 million), deposits on purchases of property, plant and equipment amounting to $2 million (2002—$2 million) and unused properties, machinery and equipment with a net book value of $15 million (2002—$17 million) which does not exceed their estimated net realizable value.

Depreciation and amortization of property, plant and equipment amounted to $141 million for the year ended December 31, 2003 (2002—$131 million; 2001—$119 million).

6 Other assets and goodwill

a) Other assets are detailed as follows:

	Note		2003	2002
Investments in signiﬁcantly inﬂuenced companies			85	176
Other investments			9	8
Deferred charges	6(d	)	36	21
Employee future beneﬁts	14(b	)	50	52
Other deﬁnite-life intangible assets	6(d	)	6	3
			186	260

b) Goodwill fluctuated as follows:

	Packaging products
2003	Boxboard	Containerboard	Specialty products	Sub-total	Tissue papers	Total
Carrying value of goodwill—
Beginning of period	—	67	2	69	10	79
Goodwill resulting from acquisitions	5	2	—	7	—	7
Amortization of a deferred gain(1)	—	1	—	1	—	1
Foreign currency translation adjustment	—	(4)	—	(4)	—
Carrying value of goodwill—End of period	5	66	2	73	10	83

	Packaging products
2003	Boxboard	Containerboard	Specialty products	Sub-total	Tissue papers	Total

Carrying value of goodwill—
Beginning of period	1	49	8	58	10	68
Reclassification to definite-life intangible assets	(1)	—	(3)	(4)	—	(4)
Goodwill resulting from acquisitions	—	17	—	17	—	17
Amortization of a deferred gain(1)	—	1	—	1	—	1
Decrease in goodwill resulting from disposal of a facility(2)	—	—	(3)	(3)	—	(3)
Carrying value of goodwill—End of period	—	67	2	69	10	79

(1)          On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac, a 50-50 joint venture.  A portion of the gain realized on the transaction was recorded against property, plant and equipment and goodwill.  Under current accounting standards, the portion of deferred gain allocated to goodwill is amortized on a straight-line basis over a period of 25 years.

(2)          In 2002, as described in note 3(b), the Company disposed of its retail egg carton operation located in Canada. The amount of $3 million represents the carrying value of the goodwill allocated to this facility prior to the disposal.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

c) The following table presents a reconciliation of reported net earnings to adjusted net earnings as required by the transitional provisions of the new recommendation of the CICA regarding goodwill, implemented as at January 1, 2002 as described in note 2(c).

	2003	2002	2001
Reported net earnings	55	169	109
Adjustment:
Goodwill amortization, net of related income taxes	—	—	3
Adjusted net earnings	55	169	112
Adjusted basic net earnings per common share	0.66	2.07	1.37
Adjusted diluted net earnings per common share	0.66	2.05	1.37

d) Deferred charges and other definite-life intangible assets are detailed as follows:

	2003			2002
	Cost	Accumulated depreciation and amortization	Net	Cost	Accumulated depreciation and amortization	Net
Deferred charges
Start-up cost	31	26	5	29	23	6
Financing costs	36	10	26	17	9	8
Other	9	4	5	13	6	7
	76	40	36	59	38	21
Other definite-life intangible assets	11	5	6	6	3	3

Depreciation and amortization of deferred charges and other definite-life intangible assets amounted to $5 million for the year ended December 31, 2003 (2002—$9 million; 2001—$8 million).

The weighted average amortization period is as follows (in number of years):

Start-up cost	4
Financing costs	9
Other	7
Deferred charges	8
Other definite-life intangible assets	18

The estimated aggregate amount of depreciation and amortization expense in each of the next five years is as follows:

Years ending December 31,	2004	7
	2005	6
	2006	5
	2007	4
	2008	4

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

7 Long-term debt

	Note		2003	2002
Cascades Inc. and its subsidiaries
Revolving credit facility, weighted average rate of 4.11% as at December 31, 2003, maturing in February 2007	7(a	)	168	—
7.25% Unsecured senior notes of US$550 million, maturing in 2013	7(a), (d	)	711	—
Redeemable preferred shares	7(b	)	—	51
8.375% Senior notes, reimbursed during the year	7(a	)	—	197
Revolving credit facilities, reimbursed during the year	7(a	)	—	502
Other debts, reimbursed during the year	7(a	)	—	114
Capital lease obligations	7(d), (h	)	13	14
Other debts			23	9
			915	887
Less: Current portion			10	22
			905	865

Joint ventures

The Company’s proportionate share of the following debts of joint ventures do not give to their holders any recourse against the assets or general credit of Cascades Inc. and its subsidiaries.

	Note		2003	2002
Revolving credit facility, weighted average rate of 3.97% as at December 31, 2003, maturing in May 2008	7(c	)	11	—
6.75% Unsecured senior notes of US$250 million, maturing in 2013	7(c), (d	)	161	—
Revolving credit facilities, reimbursed during the year	7(c	)	—	19
9.50% and 9.375% Senior notes, reimbursed during the year	7(c	)	—	169
Capital lease obligations	7(d), (h	)	—	7
Other debts			23	13
			195	208
Less: Current portion			8	25
			187	183
Total
Long-term debt			1,110	1,095
Less: Current portion			18	47
			1,092	1,048

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

a) On February 5, 2003, the Company completed a series of transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. It secured a new four-year revolving credit facility of CAN$500 million. Its obligations under this new revolving credit facility are secured by all inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, it issued new unsecured senior notes for an aggregate amount of US$450 million. These notes, bearing a 7.25% coupon, will mature in 2013 and are redeemable in all or in part at the option of the Company under certain conditions and subject to payment of a redemption premium. The aggregate proceeds of these two transactions, combined with its available cash on hand, were used by the Company to repay substantially all of the existing credit facilities. On March 12, 2003, the Company also redeemed the US$125 million 8.375% senior notes originally due in 2007 issued by its subsidiary, Cascades Boxboard Group Inc.

On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.61%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

b) The redeemable preferred shares include 2,011,337 Class A preferred shares of a subsidiary. These shares provide for a cumulative quarterly dividend of 1.25% of their accrued redemption amount of $51 million, of which $1 million represents the dividends accrued for the first three years following their issuance and payable upon redemption. During the year, the Company purchased the remaining preferred shares of this subsidiary for a consideration of $51 million.

c) On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Its obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new unsecured senior notes for an aggregate amount of US$250 million. These notes, bearing a 6.75% coupon, will mature in 2013 and are redeemable in all or in part at the option of the Company under certain conditions and subject to payment of a redemption premium. The aggregate proceeds of these two transactions were used by the joint venture to repay substantially all of the existing credit facilities and to redeem both its US$150 million 9.50% and CAN$100 million 9.375% senior notes originally due in 2008.

d) As at December 31, 2003, the fair value of the senior notes and the capital lease obligations of Cascades Inc. and its subsidiaries and joint ventures was estimated at $759 million and $167 million respectively (December 31, 2002—$211 million and $183 million respectively) based on the market value of the senior notes and on discounted future cash flows using interest rates available for issues with similar terms and average maturities.

e) As at December 31, 2003, the long-term debt included amounts denominated in foreign currencies of US$702 million and €24 million (December 31, 2002—US$229 million and €44 million).

f) As at December 31, 2003, accounts receivable and inventories totalling approximately $512 million as well as property, plant and equipment totalling approximately $160 million were pledged as collateral for the long-term debt of Cascades Inc. and its subsidiaries.

Accounts receivable and inventory totalling approximately $136 million as well as property, plant and equipment totalling approximately $218 million were pledged as collateral for the long-term debt of a joint venture.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

g) The estimated aggregate amount of repayments on long-term debt, excluding capital lease obligations, in each of the next five years is as follows:

		Cascades Inc. and its subsidiaries	Joint ventures
Years ending December 31,	2004	3	8
2005		3	6
2006		3	3
2007		174	3
2008		1	12
Thereafter		718	163

h) As at December 31, 2003, future minimum payments under capital lease obligations are as follows:

		Cascades Inc. and its subsidiaries	Joint ventures
Years ending December 31,	2004	8	—
2005		2	—
2006		2	—
2007		1	—
2008		1	—
		14	—
Less: Interest (weighted average rate of 4.69%)		1	—
		13	—
Less: Current portion		7	—
		6	—

i) As at December 31, 2003, the Company and joint ventures had unused credit facilities of $330 million and $181 million respectively (December 31, 2002—$232 million and $99 million respectively).

8 Other liabilities

	Note		2003	2002
Employee future benefits	14(b	)	80	72
Future income taxes	12(c	)	182	142
Non-controlling interests			3	2
			265	216

9 Capital stock

	Note		2003	2002
Common shares	9(a	)	262	261
Preferred shares of a subsidiary	9(b	)	—	6
Adjustment relating to stock options	9(c	)	2	1
			264	268

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

a) The authorized capital stock of the Company consists of an unlimited number of common shares without nominal value, and an unlimited number of Class A and B shares issuable in series without nominal value. Over the past three years, the common shares have fluctuated as follows:

	Note		2003		2002		2001
			Number of shares		Number of shares		Number of shares
Balance—Beginning of year			81,826,272	261	80,987,466	254	80,900,663	254
Shares issued on exercise of stock options	9(c	)	180,115	2	407,062	3	86,803	—
Redemption of common shares	9(d	)	(275,000)	(1)	(238,400)	(1)	—	—
Shares issued in connection with the 2000 privatization			—	—	670,144	5	—	—
Balance—End of year			81,731,387	262	81,826,272	261	80,987,466	254

b) The 4,300,000 Class B preferred shares of a subsidiary are convertible into common shares of the subsidiary, which will be exchanged, in accordance with an agreement with the holders, for a total of 872,727 common shares of the Company. These preferred shares provide for a cumulative quarterly dividend of 0.25% of their redemption price. These shares are redeemable by the subsidiary at any time at a price of $25 per share. In 2003, the Company purchased these preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital is included in retained earnings.

c) Under the terms of a share option plan adopted on December 15, 1998 for officers and key employees of the Company and its joint ventures, 6,681,154 common shares have been specifically reserved for issuance. Each option will expire at a date not to exceed ten years following the date the option was granted. The exercise price of an option shall not be lower than the market value of the share at the date of grant, determined as the average of the closing price of the share on the Toronto Stock Exchange on the five trading days preceding the date of grant. The terms for exercising the options are 25% of the number of shares under option within twelve months after the date of grant, and up to an additional 25% each twelve months after the first, second and third anniversary dates of grant. The options cannot be exercised if the market value of the share is lower than its book value at the date of grant.

Changes in the number of options outstanding as at December 31 are as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Beginning of year	1,378,610	8.82	1,492,652	7.44	1,166,337	7.64
Granted	321,596	13.04	324,113	13.24	532,310	6.82
Exercised	(180,115)	7.92	(407,062)	7.13	(86,803)	3.43
Forfeited	(25,149)	8.99	(31,093)	10.79	(119,192)	9.59
End of year	1,494,942	9.83	1,378,610	8.82	1,492,652	7.44
Options exercisable—End of year	935,011	8.55	886,413	8.19	840,313	7.34

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

The following options were outstanding as at December 31, 2003:

	Options outstanding		Options exercisable
Year granted	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Expiration
		$		$
1996	42,760	6.70	42,760	6.70	2006
1999	371,295	8.53	371,295	8.53	2009
2000	74,664	7.78	74,664	7.78	2010
2001	404,566	6.82	303,425	6.82	2011
2002	285,734	13.24	142,867	13.24	2012
2003	315,923	13.04	—	—	2013
	1,494,942		935,011

The following assumptions were used to estimate the fair value, at the date of grant, of each option issued to employees:

	2003	2002
Risk-free interest rate	4.8%	4.9%
Expected dividend yield	1.21%	1.19%
Expected life of the options	6 years	6 years
Expected volatility	28%	26%

During the year ended December 31, 2003, the Company issued 321,596 options having a weighted average fair value of $4.36 per option.  Accordingly, $1 million has been recognized in expenses for the share option plan during the years ended December 31, 2003 and 2002 as well as an adjustment to capital stock for the equivalent amount.

d) In 2003, in the normal course of business, the Company renewed its redemption program of a maximum of 4,091,424 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2003 to March 10, 2004.  In 2003, the Company redeemed 275,000 common shares under this redemption program for a consideration of approximately $4 million.

e) The basic and diluted net earnings per common share for the years ended December 31, 2003, 2002 and 2001 are calculated as follows:

	2003	2002	2001
Net earnings	54.7	169.5	109.0
Dividends—Preferred shares	(0.5)	(1.1)	(1.1)
Net earnings available to common shareholders	54.2	168.4	107.9
Weighted average common shares	81.7	81.5	80.9
Dilution effect of stock options	0.4	0.8	0.3
Adjusted weighted average common shares	82.1	82.3	81.2
Basic net earnings per common share	0.66	2.07	1.33
Diluted net earnings per common share	0.66	2.05	1.33

f) In July 2001, the Company offered to its Canadian employees a share purchase plan of its common stock. Employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Company will contribute to the plan 25% of the employee’s contribution.

The shares are purchased on the market on a predetermined date each month.  For the years ended December 31, 2003 and 2002, the Company’s contribution to the plan amounted to $0.6 million.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

10 Share of earnings of significantly influenced companies

On February 20, 2002, a significantly influenced company, Boralex Inc., sold seven power stations to an income fund. The Company thus realized a gain of $18 million net of related future income taxes of $5 million, representing its share of the net gain realized by this significantly influenced company.

In 2003, this gain was adjusted by Boralex Inc. The Company thus recorded its share of that adjustment representing a loss of $3 million net of related future income taxes.

11 Unusual losses (gains)

	Note		2003	2002	2001
Loss on long-term debt refinancing	11(a	)	22	—	—
Gain on dilution and disposal of an investment	11(b	)	—	(1)	(30)
Gain on expropriation of lands			—	—	(4)
Loss (gain) on business disposal	11(c	)	—	5	(2)
Other expenses	11(d	)	—	—	18
Expenses related to business closures	11(e	)	—	6	11
Other income	11(f	)	—	(6)	—
			22	4	(7)

a) The Company realized a loss of $12 million during the year, resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to an $8-million premium paid to redeem the 8.375% senior notes of a subsidiary and the write-off of related financing costs for an amount of $3 million. The Company also realized a loss of $1 million following the payment of a penalty on the early redemption of a subsidiary’s fixed rate long-term debt.

A joint venture of the Company realized a loss of $20 million in the second quarter resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to a $14-million premium paid to redeem its CAN$100 million and US$150 million senior notes, in addition to the write-off of related financing costs for an amount of $6 million. The Company’s 50% share of the loss amounted to $10 million.

b) In 2002, the Company realized a gain of $1 million resulting from the dilution of its investments in a significantly influenced company. In 2001, Boralex Inc., a significantly influenced company, concluded two issuances of 4,000,000 common shares each, resulting in a dilution of the Company’s interest. In addition, in 2001, the Company disposed of 2,000,000 shares of this entity for a consideration of $11 million. These transactions resulted in a gain of $30 million, of which $23 million represents the gain on dilution and $7 million the gain on disposal of an investment.

c) In 2002, the Company sold its retail egg carton operation located in Canada, realizing a loss of $5 million. In 1999, the Company had disposed of its 50% interest in a fluff pulp mill located in France. The sale price included a contingent consideration of a maximum amount of $10 million based on the profitability of the mill. Accordingly, the Company realized a gain of $8 million in 2000 and $2 million in 2001.

d) Other expenses included provisions for impairment in value of certain long-term assets.

e) In 2002, the Company closed one of its converting folding boxboard units located in Ontario, incurring closing costs of $6 million. In 2001, the Company closed one of its converting units in specialty products located in Richmond, Virginia, incurring closing costs of $11 million.

f ) In 2002, the Court of First Instance of the European Community reduced the amount of the fine imposed in 1994. The reduction in the fine and the related interest thereon have been recorded as a gain amounting to approximately $6 million.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

12 Income taxes

a) The provision for income taxes is as follows:

	2003	2002	2001
Current	15	48	47
Future	(1)	13	2
	14	61	49

b) The income tax expense based on the effective income tax rate differs from the income tax expense based on the combined basic rate for the following reasons:

	2003	2002	2001
Income tax expense based on the combined basic Canadian and provincial income tax rate	29	90	71
Income tax expense (benefit) arising from the following:
Deduction for manufacturing and processing and income from active businesses carried on in Quebec	(3)	(19)	(18)
Difference in foreign operations’ statutory income tax rate	—	(3)	(3)
Unrecognized tax benefit arising from current losses of subsidiaries	2	2	4
Unrecognized tax benefit arising from foreign exchange loss on long-term debt	—	—	5
Non-taxable portion of foreign exchange gain on long-term debt	(18)	—	—
Recognized tax benefit arising from previously incurred losses of subsidiaries	(9)	(10)	(6)
Permanent differences	1	2	3
Large corporations tax	4	2	3
Increase (decrease) in future income taxes resulting from a substantively enacted change in tax rates	5	(1)	(6)
Others	3	(2)	(4)
	(15)	(29)	(22)
Income tax expense for the year	14	61	49

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

c) Future income taxes include the following items:

	2003	2002
Future income tax assets
Tax benefit arising from income tax losses	108	79
Employee future benefits	19	18
Exchange loss on long-term debt	—	7
Unused tax credits	9	9
Others	10	6
Valuation allowance	(28)	(33)
	118	86

Future income tax liabilities
Property, plant and equipment	247	193
Exchange gain on long-term debt	23	—
Employee future benefits	12	16
Other assets	14	14
Others	4	5
	300	228
Future income taxes	182	142

d) Certain subsidiaries have accumulated losses for income tax purposes amounting to approximately $284 million which may be carried forward to reduce taxable income in future years. The future tax benefit resulting from the deferral of $242 million of these losses has been recognized in the accounts as a future income tax asset. These unused losses for income tax purposes may be claimed in years ending no later than 2023 for an amount of $183 million and indefinitely for an amount of $101 million.

13 Additional information

a) Changes in non-cash working capital components are detailed as follows:

	2003	2002	2001
Accounts receivable	11	27	74
Inventories	2	(21)	7
Accounts payable and accrued liabilities	(39)	6	(16)
	(26)	12	65

b) Supplemental disclosure

	2003	2002	2001
Amortization of deferred financing costs included in interest expense	4	1	—
Interest paid	73	78	86
Income taxes paid	37	62	40
Acquisition of property, plant and equipment under a capital lease	—	—	6
Business acquisition in exchange for non-monetary consideration	6	6	—
Settlement with dissenting shareholders by issuance of common shares	—	5	—

c) Cost of sales

	2003	2002	2001
Foreign exchange gain (loss)	(9)	3	3

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

14 Employee future benefits

a) The expense for employee future defined benefits as at December 31 is as follows:

	2003		2002		2001
	Pension plans	Other plans	Pension plans	Other plans	Pension plans	Other plans
Current service cost	12	2	11	2	10	2
Interest cost on obligation	30	4	28	4	27	3
Expected return on plan assets	(30)	—	(31)	—	(32)	—
Others	2	3	—	—	—	—
Expense for the year	14	9	8	6	5	5

The expense recorded in 2003 for defined contribution plans (excluding group RRSPs) amounts to $2 million (2002—$2 million; 2001—$1 million).

b) The funded status of the defined benefit plans and the other complementary retirement benefit plans and post-employment benefit plans are as follows as at December 31:

	2003		2002
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation
Obligation—Beginning of year	440	66	414	56
Current service cost	12	2	11	2
Interest cost	30	4	28	4
Contributions by employees	6	—	6	—
Actuarial losses	8	4	4	1
Benefit payments	(24)	(2)	(20)	(3)
Business acquisitions and disposals	7	—	(2)	(1)
Pension plan modifications	3	2	(1)	1
Others	(2)	2	—	6
Obligation—End of year	480	78	440	66
Plan assets
Fair value—Beginning of year	411	—	435	—
Actual return on assets	60	—	(13)	—
Contributions by the Company	11	—	9	—
Contributions by employees	6	—	6	—
Benefit payments	(24)	—	(20)	—
Business acquisitions and disposals	4	—	(4)	—
Others	—	—	(2)	—
Fair value—End of year	468	—	411	—
Reconciliation of funded status (deficit)
Deficit—End of year	(12)	(78)	(29)	(66)
Unamortized net actuarial loss	51	6	74	2
Unamortized transitional obligation	(2)	—	(2)	—
Unamortized past service cost	3	2	1	—
Net amount recognized	40	(70)	44	(64)

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

The net amount recognized as at December 31 is detailed as follows:

	2003			2002
	Pension plans	Other plans	Total	Total
Employee future benefit asset	50	—	50	52
Employee future benefit liability	(77)	(3)	(80)	(72)
	(27)	(3)	(30)	(20)

c) The following amounts relate to plans that are not fully funded as at December 31:

	2003		2002
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation	(308)	(78)	(350)	(66)
Fair value of plan assets	275	—	304	—
Funded deficit	(33)	(78)	(46)	(66)

d) The main actuarial assumptions adopted in measuring the accrued benefit obligations and expenses as at December 31, 2003 are as follows:

	Pension plans	Other plans
Discount rate	6.25% to 6.75%	6.25% to 6.75%
Expected long-term rate of return on plan assets	7.0% to 8.0%	—
Salary escalation rate	3.0% to 5.0%	3.0% to 5.0%
Rate increase in health care cost
2000	—	8.0% to 13.0%
Ultimately	—	4.3% to 8.0%

The discount rate used by most subsidiaries and joint ventures of the Company for the valuation of the pension and other plans is 6.25%.

15 Commitments and contingencies

a) Future minimum payments under operating leases and other commercial commitments (mainly composed of raw materials, natural gas, steam and electricity) for the next years are as follows:

		Operating leases	Other commercial commitments
Years ending December 31,	2004	35	112
2005		30	43
2006		26	29
2007		21	18
2008		16	1
Thereafter		36	16

b) The Company has guaranteed the payment of approximately $4 million under operating leases held by third parties. The Company also guaranteed residual values at the expiration of lease contracts of certain equipment for an approximate amount of $3 million. Management of the Company does not believe that these guarantees are likely to be called and, as such, no liability has been recognized in the consolidated financial statements.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

c) During the year, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. However, based on the information currently available, the Company’s management does not believe that this matter will have a material adverse effect on the Company’s business, results of operations or financial condition.

16 Financial instruments

The Company and some of its subsidiaries utilize a variety of derivative financial instruments to limit their exposure to foreign currency and commodity fluctuations as well as changing interest rates but do not hold or issue such financial instruments for trading purposes with the exception of certain interest rate swap agreements as described below.

Currency risks

The Company is exposed to currency risks as a result of its export of goods produced in Canada, the United States, France, Germany, Sweden, England and Mexico. These risks are partially covered by purchases, debt service and forward exchange contracts.

The Company and a joint venture entered into contracts to sell forward U.S. dollars in exchange for Canadian dollars. As at December 31, 2003, the Company and a joint venture held foreign exchange forward contracts with a notional amount of $130 million (2002—$143 million) maturing in 2005, at a weighted average exchange rate of 1.3732. As at December 31, 2003, the fair value of these instruments represented an unrealized gain of $6.8 million. However, these instruments did not represent any unrealized loss or gain as at December 31, 2002 and represented an unrealized loss of $3.1 million as at December 31, 2001.

The European subsidiaries entered into foreign exchange forward contracts maturing in less than a year to hedge their currency risks resulting from sales and purchases in European currencies, U.S. dollars, British pounds, Swedish krona and Canadian dollars. As at December 31, 2003, the fair value of these instruments represented an unrealized gain of $0.1 million (2002—unrealized loss of $0.5 million; 2001—unrealized loss of $0.5 million) on a notional amount of $20 million (2002—$25 million and 2001—$40 million).

Interest rate risks

As at December 31, 2003, approximately 18% (2002—52%) of the Company’s long-term debt was at variable rates. Interest rate swaps have been contracted to fix interest at a weighted average rate of 6.94% on a notional amount of $50 million in 2002 and 2001. These instruments which represent an unrealized loss of $1.5 million as at December 31, 2002 (2001—unrealized loss of $2.5 million) were terminated in 2003. Following the refinancing completed on February 5, 2003, these interest rate swaps were not designated as hedges and a loss of $0.9 million was recognized in earnings in 2003.

In addition, a joint venture, Norampac Inc., holds certain interest rate swap agreements not designated as hedges. These agreements, maturing from 2008 to 2012, have been contracted to fix interest at a weighted average rate of 8.18% on a notional amount of US$3 million. As at December 31, 2003, these agreements are recorded as liabilities at their fair value of $0.6 million (2002—$0.9 million).

Credit risks

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In addition, the Company believes there is no particular concentration of credit risks due to the geographic diversity of customers and the procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk should the counterparty be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

In the context of its credit risk management, in 2002, the Company entered into a transfer of receivables agreement with a financial institution. This agreement allows the Company to sell, on a continuous basis, its accounts receivable of a specific client for an amount of up to $20 million. In the event of a late payment from the client, the only recourse of the financial institution against the Company is a penalty fee for which management believes that no payment will be required in the future. The Company services the sold accounts receivable and no servicing asset or liability is recognized, as management believes that the value of the services rendered is equivalent to the benefits earned. As at December 31, 2002, the accounts receivable sold amounted to $11 million and were accounted for as an inflow from accounts receivable in the consolidated statement of cash flows. In 2002, the Company incurred expenses of $0.5 million with respect to this agreement.

Commodity price risk

The Company also entered into swap contracts whereby it sets the price on notional quantities of sorted office papers, old corrugated containers, bleached softwood kraft, electricity, natural gas, 42-lb. kraft linerboard and 26-lb. semichemical corrugating medium. Gains and losses arising from these contracts are charged to earnings only when realized. The fair value of these contracts as at December 31, 2003 represented a net unrealized gain of $4.7 million (2002 — net unrealized gain of $1.5 million; 2001 — net unrealized loss of $1.6 million).

17 Related party transactions

The Company entered into the following transactions with related parties:

	2003	2002	2001
Joint ventures(1)
Sales	26	19	17
Revenue from services	21	22	22
Purchases	26	24	11
Significantly influenced companies
Sales	48	58	44
Purchases	15	13	25
Entity controlled by a related director of the Company
Purchases	7	5	5

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The balance sheets as at December 31 included the following balances with related parties:

	2003	2002
Joint ventures(1)
Accounts receivable	6	5
Accounts payable	3	3
Significantly influenced companies
Accounts receivable	—	4
Accounts payable	—	1
Entity controlled by a related director of the Company
Accounts payable	1	1

(1) Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint ventures.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

18 Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follows:

	2003	2002	2001
Consolidated balance sheets
Current assets	237	191	173
Long-term assets	572	465	427
Current liabilities	121	123	107
Long-term debt, net	188	182	194
Consolidated statements of earnings
Sales	756	712	636
Depreciation and amortization	34	29	26
Operating income	61	88	92
Financial expenses	17	19	17
Net earnings	25	46	38
Consolidated statements of cash flows
Operating activities	42	63	70
Investing activities	(44)	(58)	(90)
Financing activities	2	3	6
Additional information
Cash and cash equivalents at end of period	12	13	6
Total assets	809	656	600
Total debt(1)	211	218	213
Dividends received by the Company from joint ventures	16	17	22

(1) Includes bank loans and advances, current portion of long-term debt, and long-term debt.

19 Summary of differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Such differences, as they relate to the Company, are summarized below.

New accounting policies under U.S. GAAP

a) Financial instruments

On July 1, 2003, the Company applied SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”. SFAS 150 requires mandatorily redeemable instruments to be classified as liabilities if they embody an obligation outside the control of the issuer and the holder to redeem the instrument, and if the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The adoption of this standard resulted in the reclassification of mandatorily redeemable preferred shares amounting to $4.2 million from other liabilities (non-controlling interest) to long-term debt. The measurement of these instruments at fair value did not result in any significant adjustment.

b) Accounting for Asset Retirement Obligation

On January 1, 2003, the Company applied SFAS 143, “Accounting for Asset Retirement Obligation” . This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any impact on the financial position or results of operations of the Company.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

c) Costs Associated with Exit or Disposal Activities

On January 1, 2003, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement changes the measurement and timing of recognition for exit costs, including restructuring charges. The application of this standard did not have any impact on the financial position or results of operations of the Company.

d) Guarantees

On January 1, 2003, the Company applied FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosure requirements of a company with respect to its obligations under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken whether or not payment is probable. Similar accounting guidelines exist in Canada (refer to note 2(a)) but do not require liability recognition at the inception. For U.S. GAAP purposes, no liabilities were recognized as at January 1, 2003 and December 31, 2003 as a result of the application of FIN 45.

e) Goodwill and Other Intangible Assets

On January 1, 2002, the Company applied SFAS 142, “Goodwill and Other Intangible Assets”. This standard is essentially the same as a recently issued accounting standard of the CICA. Refer to note 2(c) for a description of the impact on the Company of the implementation of this new standard.

f ) Accounting for the Impairment or Disposal of Long-Lived Assets

On January 1, 2002, the Company applied SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing for recognizing losses on such operations. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

g) Accounting for Derivative Instruments and Hedging Activities

On January 1, 2001, for U.S. reporting purposes, the Company applied FASB Statement 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement 133”, and by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. The presentation standards for derivative instruments and hedging activities are described in these statements. Under these statements, all derivative instruments are accounted for at their fair value and recognized based on their anticipated use and designation as a hedge. The application of this standard as at January 1, 2001 resulted in a charge of $0.2 million after tax to comprehensive earnings (note 19(t)). Subsequently, SFAS 133 was amended by SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which applies to contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The application of this amendment did not have any impact on the financial portion or results of operations of the Company.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Reconciliation of net earnings, shareholders’ equity and balance sheet

h) The following summary sets out the material adjustments to the Company’s reported net earnings, shareholders’ equity and balance sheet which would be made in order to reconcile to U.S. GAAP. It also sets out a reconciliation of shareholders’ equity under U.S. GAAP:

Reconciliation of net earnings

	Note		2003	2002	2001
Net earnings under Canadian GAAP			55	169	109
U.S. GAAP adjustments:
Start-up costs	(i	)	—	4	4
Gain realized on formation of Norampac	(j	)	(4)	(5)	(5)
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(k	)	7	3	(4)
Unrealized gains arising from change in fair values of commodity-derivative financial instruments	(l	)	3	1	—
Provision for derivative instruments currently in default			—	2	(2)
Unrealized gains (losses) from interest rate swaps	(m	)	1	1	(3)
Employee future benefits	(n	)	2	1	(1)
Dividends on preferred shares of a subsidiary	(p	)	1	3	4
Stock-based compensation	(q	)	—	—	(1)
Tax effect on above adjustments			(4)	(3)	3
Income taxes	(r	)	—	—	4
Non-controlling interests			(1)	(3)	(4)
Net earnings under U.S. GAAP			60	173	104
Net earnings under U.S. GAAP per common share
Basic			0.73	2.11	1.27
Diluted			0.73	2.09	1.27

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

	2003		2002		2001
	Number of shares		Number of shares		Number of shares
Common stock
Balance at beginning of year	81,826,272	261	80,987,466	254	80,900,663	254
Shares issued on exercise of stock options	180,115	2	407,062	3	86,803	—
Redemption of common shares	(275,000)	(1)	(238,400)	(1)	—	—
Shares issued in connection with the 2000 privatization	—	—	670,144	5	—	—
Balance at end of year	81,731,387	262	81,826,272	261	80,987,466	254
Adjustment relating to stock options
Balance at beginning of year		3		2		1
Adjustment of the year		1		1		1
Balance at end of year		4		3		2
Retained earnings
Balance at beginning of year		788		629		535
Net earnings for the year		60		173		104
Dividend on common shares		(13)		(10)		(9)
Dividend on preferred shares		(1)		(1)		(1)
Excess of common share redemption price over their paid-up capital		(2)		(3)		—
Balance at end of year		832		788		629
Cumulative other comprehensive earnings
Balance at beginning of year		38		12		11
Annual changes—net of tax Translation adjustments		(34)		32		5
Minimum pension liability		—		(6)		(3)
Reclass to earnings of cumulative net loss on adoption of SFAS 133 and 138		—		(1)		1
Rounding		—		1		(2)
Balance at end of year		4		38		12
Rounding		1		—		1
Shareholders’ equity—End of year		1,103		1,090		898

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

Reconciliation of shareholders’ equity

	Note		2003	2002	2001
Shareholders’ equity under Canadian GAAP			1,056	1,065	870
U.S. GAAP adjustments:
Start-up costs	(i	)	(5)	(5)	(9)
Gain realized on formation of Norampac	(j	)	62	66	71
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(k	)	7	—	(3)
Unrealized gains (losses) arising from change in fair values of commodity-derivative financial net of provision for instruments currently in default	(l	)	4	1	(1)
Unrealized losses from interest rate swaps	(m	)	—	(2)	(3)
Employee future benefits	(n	)	(10)	(12)	(13)
Minimum pension liability	(o	)	(16)	(15)	(5)
Privatization	(s	)	—	(1)	(1)
Tax effect on above adjustments			(5)	(1)	(2)
Income taxes	(r	)	—	—	—
Class B preferred shares	(bb	)	—	(6)	(6)
Excess of redemption price of Class B preferred shares on their paid-up capital	(bb	)	10	—	—
Shareholders’ equity under U.S. GAAP			1,103	1,090	898

Reconciliation of balance sheet

	Note		2003		2002
			Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Property, plant and equipment	(j)(s)(bb	)	1,636	1,684	1,604	1,640
Other assets and goodwill (long-term)	(i) to (n) and (y	)	269	297	339	358
Accounts payable and accrued liabilities	(k)(l)(m	)	453	452	483	486
Long-term debt, excluding current portion	(p	)	1,092	1,092	1,048	992
Other liabilities (long-term)	(i)(j)(k)(l)(n)(o) (p)(r)(s)(bb	)	265	293	216	299
Shareholders’ equity	(i) to (s) and (bb	)	1,056	1,103	1,065	1,090

The amounts presented in the above table under both Canadian GAAP and U.S. GAAP include joint ventures accounted for under the proportionate consolidation method as described in note 19(x).

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

i) Under Canadian GAAP, start-up costs are deferred and amortized over a period not exceeding five years. Under U.S. GAAP, start-up costs are accounted for under Statement of Position (“SOP”) No. 98–5, “Reporting on the Costs of Start-up Activities”, and are included in the statement of earnings in the period they are incurred.

j) On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac Inc., a 50–50 joint venture. Under Canadian GAAP, a portion of the gain realized on the transaction of an original amount of approximately $58 million, net of tax, was recorded against property, plant and equipment and goodwill. Under U.S. GAAP, this gain would have been recognized in earnings on December 30, 1997.

In addition, under U.S. GAAP, additional liabilities would have been included in the allocation of the purchase price at the date of the transaction with respect to employee future benefits with a corresponding adjustment to goodwill.

k) Under Canadian GAAP, gains and losses arising from foreign exchange forward contracts used to hedge anticipated sales or purchases are charged to earnings as an adjustment of sales or cost of sales when the underlying sale or purchase is recorded. Under U.S. GAAP, the foreign exchange forward contracts are not designated as hedges as defined in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”; therefore the unrealized gains and losses from these contracts are charged to earnings as they arise.

l) Under Canadian GAAP, gains and losses arising from swap commodity contracts are charged to earnings only when realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet requirements of hedging as defined in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, are charged to earnings. However, the net unrealized loss of $0.2 million after tax that existed upon the adoption of SFAS 133 and SFAS 138 has been recorded to comprehensive earnings and is being transferred to earnings as the contracts mature.

m) Under Canadian GAAP, unrealized gains and losses on interest rate swaps designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these contracts are not designated as hedges and therefore, the unrealized gains and losses are charged to earnings. In addition, as described in note 16, the Company holds certain interest rate swap agreements for speculative purposes. Under both Canadian and U.S. GAAP, these instruments are marked to market on the balance sheet through earnings.

n) Before the adoption of CICA 3461, “Employee Future Benefits”, on January 1, 2000, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under CICA 3461, the treatment of pension costs is not materially different from U.S. GAAP. The remaining adjustments result from the amortization of actuarial gains and losses which arose prior to January 1, 2000.

o) Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of its liability over the intangible asset, which can also be recorded for the plan, is recorded in comprehensive earnings in shareholders’ equity.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

p) Under Canadian GAAP, dividends on mandatorily redeemable preferred shares of a subsidiary are charged to earnings as interest expense. Under U.S. GAAP, declared dividends prior to July 1, 2003 are charged to earnings but as non-controlling interests. Since July 1, 2003, in accordance with SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”, dividends are charged to earnings as interest expense.

In addition, under U.S. GAAP, declared dividends prior to July 1, 2003 would have been shown as a financing activity in the cash flows statement. Since July 1, 2003, these dividends are shown as an operating activity, as they are under Canadian GAAP.

q) Under U.S. GAAP and in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, and subsequently amended by SFAS 148, “Accounting by Stock-Based Compensation Transition and Disclosure”, companies are permitted to apply the fair value method of accounting for stock-based compensation awards granted to employees. Under Canadian GAAP, the Company applied the recommendations of CICA 3870, “Stock-Based Compensation and Other Stock-based Payments”, as described in note 2(e) which also permits the fair value method of accounting for stock-based compensation awards granted to employees. As a result, there is no Canadian GAAP to U.S. GAAP adjustment to earnings for stock options granted after January 1, 2002. Prior to the adoption of CICA 3870, under Canadian GAAP, compensation expense was not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. Under U.S. GAAP, the fair value of options issued prior to January 1, 2002 was estimated based on the following weighted average assumptions:

Risk-free interest rate	5.24%
Expected dividend yield	1.75%
Expected life of the options	6 years
Expected volatility	28%
Weighted average fair value per option	$2.16

r) Under Canadian GAAP, income tax rates of substantively enacted tax laws can be used to calculate future income tax assets and liabilities while under U.S. GAAP, only income tax rates of enacted laws can be used.

s) On December 31, 2000, the Company acquired shares held by non-controlling shareholders in three of its subsidiaries (the “privatized subsidiaries”) in exchange for common shares of the Company. Under Canadian GAAP, the fair value of $6.85 attributed to the shares issued represents the quoted market value of the Company’s shares at the date of privatization. Under U.S. GAAP, the fair value attributed to the shares issued would have been $6.67 which represents the quoted market value of the Company’s shares during a reasonable period before and after the date the transaction was agreed upon and announced. Since the excess of the net book value of the non-controlling interests over their purchase price has been recorded under Canadian GAAP as a decrease of property, plant and equipment and future income tax liabilities, the adjustment resulting from a different measurement date as stated above would affect these accounts accordingly.

In addition, Canadian GAAP to U.S. GAAP reconciliation items described in note 19(i) to (r) and affecting the privatized subsidiaries prior to December 31, 2000 would affect the computation of the net book value of the non-controlling interests and therefore the adjustment to property, plant and equipment and future income tax liabilities at the date of the privatization.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

t) Comprehensive earnings

	2003	2002	2001
Net earnings under U.S. GAAP	60	173	104
Translation adjustments	(34)	32	5
Minimum pension liability adjustment, net of related income taxes(1)	—	(6)	(3)
Cumulative net loss on adoption of SFAS 133 and 138, net of related income taxes(2)	—	—	—
Reclass to earnings of cumulative net loss on adoption of SFAS 133 and 138, net of related income taxes(3)	—	(1)	1
Comprehensive earnings under U.S. GAAP	26	198	107

(1)   The minimum pension liability adjustment represents $0.3 million, $6.3 million and $3.4 million for the years ended December 31, 2003, 2002 and 2001 respectively, net of related income taxes of $0.1 million, $3.2 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001 respectively.

(2)   The cumulative net loss on adoption of SFAS 133 and 138 represents an adjustment of $0.2 million on January 1, 2001, net of related income taxes of $0.2 million.

(3)   The reclass to earnings of cumulative net loss on adoption of SFAS 133 and 138 represents income of $0.1 million, income of $0.5 million and an expense of $0.6 million for the years ended December 31, 2003, 2002 and 2001 respectively, net of related income taxes of $0.04 million, $0.3 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001 respectively.

u) Accumulated other comprehensive earnings

	2003	2002
Cumulative translation adjustments	14	48
Cumulative minimum pension liability adjustments, net of related income taxes	(10)	(10)
	4	38

v) For pension plans where the accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets under U.S. GAAP, the projected benefit obligation (“PBO”), ABO and fair value of plan assets are as follows:

	2003	2002
PBO	126	111
ABO	120	106
Fair value of plan assets	102	86

w) Under Canadian GAAP, cost of delivery billed to customers is classified as a deduction from sales in determining the amount of net sales, while under U.S. GAAP, delivery costs billed to customers are classified as a component of cost of sales (see note 2(i)).

x) Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. Rules prescribed by the Securities and Exchange Commission of the United States (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, the Company discloses in note 18 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interests in joint ventures.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2003
(tabular amounts in millions of Canadian dollars)

y) Under Canadian GAAP, the Company’s deferred financing costs are amortized on a straight-line basis over the anticipated period of repayment of the underlying debt. Under U.S. GAAP, such costs are amortized under the interest method. Amortization under both methods was not materially different for each of the periods presented.

z) Under U.S. GAAP, the dilution gains of 2001 and 2002 amounting to $1 million and $23 million respectively as described in note 11(b) would have been disclosed separately on the statement of earnings.

aa) Under U.S. GAAP, the premium paid on redemption of long-term debt would be classified as an operating activity and not as cash flow used in financing activities. In addition, under U.S. GAAP, financing charges incurred in 2003 amounting to $29 million would be classified as an operating activities rather than financing activities.

bb) Under Canadian GAAP, the Class B preferred shares of a subsidiary are included under capital stock (note 9(b)). Under U.S. GAAP, these preferred shares would be shown on the balance sheet as a non-controlling interest. As described in note 9(b), in 2003, the Company redeemed all of the outstanding Class B preferred shares of a subsidiary for a consideration of $16 million. Under Canadian GAAP, the excess of the redemption price of $10 million over the recorded capital was included in retained earnings. Under U.S. GAAP, as these preferred shares represent a non-controlling interest, the excess of $10 million would have been recorded as an increase of $15 million in property, plant and equipment and an increase of $5 million in future income tax liabilities. In addition, under U.S. GAAP, the premium paid on redemption would be classified under investing activities rather than financing activities.

Accounting pronouncements not yet implemented under U.S. GAAP

cc) Variable interest entities

In January 2003, FASB issued FIN 46, “Consolidation of Variable Interest Entities”. The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). FIN 46 applied immediately to all VIEs created after January 31, 2003. Recently, the FASB announced the deferral of the effective date of FIN 46 for VIEs created prior to February 1, 2003. Previously, FIN 46 was to be effective for the first interim or annual period ending after December 15, 2003 for VIEs created prior to February 1, 2003. It is now effective for fiscal years beginning on or after July 1, 2004. The adoption of this standard will not have any impact on the financial position or results of operations of the Company.